Exhibit 3.1

AMENDMENT NO. 2 TO

THE AMENDED AND RESTATED BY-LAWS OF

JUNIPER PHARMACEUTICALS, INC.

(the “Corporation”)

Effective July 2, 2018

The Bylaws of the Corporation shall be amended as follows:

1. Article VII, Section 5 (“Exclusive Jurisdiction of Delaware Courts”) as set forth below is hereby inserted in the Bylaws immediately following Article VII, Section 4 thereof:

“SECTION 5. EXCLUSIVE JURISDICTION OF DELAWARE COURTS. -- Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Chancery Court”) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, any director, officer or other employee of the Corporation, in each case arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these Bylaws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim against the Corporation, any director, officer or other employee of the Corporation, in each case governed by the internal affairs doctrine. In the event that the Chancery Court does not have jurisdiction, the Federal District Court for the District of Delaware or other competent state court of the State of Delaware shall be the sole and exclusive forum for any of the actions above.”

All of the other provisions of the Amended and Restated By-Laws shall remain in full force and effect.

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Adopted by resolution of the Board of Directors of the Corporation, the 2nd day of July, 2018

/s/ Alicia Secor
Alicia Secor, President and Chief Executive Officer